UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 7, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOVATION OF PURCHASE RIGHTS

OF FIVE AIRBUS A330 SERIES AIRCRAFT

This announcement is made pursuant to Rule 14.36 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 14 August 2015 in relation to the purchase of fifteen Airbus A330 series aircraft (the “Airbus Aircraft”) under the Purchase Agreement entered into between the Company and Airbus SAS dated 14 August 2015 and the announcement of the Company dated 22 December 2017 (together with the aforementioned announcement of the Company dated 14 August 2015, collectively referred to as the “Announcements”) in relation to the Framework Lease Agreement entered into between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”), pursuant to which, CES Leasing Group agreed to provide operating leasing to the Group in respect of aircraft and aircraft engines.

Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as defined in the Announcements.

To further enhance the asset management of the Company and alleviate the capital pressure of the Company, the Company proposed a public tender for the novation of purchase rights and operating lease of five A330-300 aircraft among the Airbus Aircraft (the “Five Aircraft”) which have not been introduced. Upon comprehensive assessment, CES Leasing engages in steady operations, possesses the professional qualifications and capabilities in aircraft operating lease business, and the operating lease proposal relating to aircraft and engines (including rental standards and conditions of lease termination) was better than the operating lease proposals offered by other parties. On 4 May 2018, the Company, CES Leasing Group and Airbus SAS entered into a series of agreement and confirmations (the “Relevant Documents”), pursuant to which, from the effective date of the Relevant Documents, the corresponding rights and obligations of the Company under the Purchase Agreement in relation to the Five Aircraft will cease and the Company will no longer be required to bear the corresponding rights and obligations in relation to the Five Aircraft. CES Leasing Group will bear the corresponding rights and obligations in relation to the Five Aircraft pursuant to the Relevant Documents. Before the Five Aircraft are delivered, CES Leasing Group would settle the related payment in respect of the Five Aircraft to Airbus SAS in one lump sum and Airbus SAS would refund to the Company the related deposits previously paid by the Company in one lump sum.

On the same date, the Company entered into an aircraft leasing agreement with CES Leasing Group, pursuant to which, the Company has agreed to lease the Five Aircraft from CES Leasing Group under operating leases.

The Board are of the view that, the novation of purchase rights of the Five Aircraft will not have any material adverse effect on the existing business and financial position of the Group.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

4 May 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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